SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM
1	Translation of letter to the Argentine Securities Commission dated January 6, 2023

TRANSLATION

City of Buenos Aires, January 6, 2023

To the

Comisión Nacional de Valores

(Argentine Securities Commission)

25 de Mayo 175

City of Buenos Aires

Re.: First Level Organizational Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 8, Chapter III, Title II of the Rules of the Argentine Securities Commission.

In this regard, we inform you that Mr. Carlos Colo has ceased to perform as Reserves Auditor, and that the Company’s Board of Directors has appointed Mr. Raúl Stoeff Belkenoff as Reserves Auditor in his replacement.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 6, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer